NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 11, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 31, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the Merger Agreement between Collier Creek Holdings and Utz Brands, Inc., which became effective on August 28, 2020, each Unit (each consisting of one share of Class A ordinary share and one-third of one redeemable warrant) of Collier Creek Holdings will be cancelled and will entitle the holder thereof to one share of Class A Common Stock, and one-third of one redeemable Warrant to acquire one share of Class A common stock issued by Utz Brands, Inc.. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of Collier Creek Holdings Units, each consisting of one share of Class A Common Stock and one half of one redeemable Warrant, and does not affect the continued listing on the NYSE of Utz Brands, Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 31, 2020.